Infosys®

INFOSYS TECHNOLOGIES LIMITED
Electronics City, Hosur Road
Bangalore 560 100, India
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362
www.infosys.com

April 30, 2011

Dear member,

You are cordially invited to attend the thirtieth Annual General Meeting of the members to be held on Saturday, June 11, 2011 at 3.00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India.

The Notice for the meeting, containing the business to be transacted, is enclosed herewith.

Attendees with disabilities who require assistance at the Annual General Meeting are requested to contact :

Charles Henry Hawkes
Vice President and Regional Head – Facilities
Infosys Technologies Limited,
Electronics City, Hosur Road
Bangalore 560 100, India
Tel. : 91 80 2852 0261 Ext. : 2250
Mobile : 91 98450 15990

Very truly yours,

N. R. Narayana Murthy
Chairman and Chief Mentor

Encl : Notice

BVQI
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QUALITY MANAGEMENT

Notice

Notice is hereby given that the thirtieth Annual General Meeting (AGM) of the members of Infosys Technologies Limited will be held on Saturday, June 11, 2011, at 3.00 p.m. IST at the Christ University Auditorium, Hosur Road, Bangalore 560 029, Karnataka, India, to transact the following business :

Ordinary business

Item no. 1 – Adoption of accounts

To receive, consider and adopt the Balance Sheet as at March 31, 2011, the Profit and Loss account for the year ended on that date and the Report of the Directors and the Auditors thereon.

Item no. 2 – Declaration of dividend

To declare a final dividend for the financial year ended March 31, 2011.

Item no. 3 – Re-appointment of Srinath Batni

To appoint a director in place of Srinath Batni, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 4 – Re-appointment of Sridar A. Iyengar

To appoint a director in place of Sridar A. Iyengar, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 5 – Re-appointment of Deepak M. Satwalekar

To appoint a director in place of Deepak M. Satwalekar, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 6 – Re-appointment of Dr. Omkar Goswami

To appoint a director in place of Dr. Omkar Goswami, who retires by rotation and, being eligible, seeks re-appointment.

Item no. 7 – Retirement of K. Dinesh

To resolve not to fill the vacancy for the time being in the Board, caused by the retirement of K. Dinesh, who retires by rotation and does not seek re-appointment.

Item no. 8 – Appointment of Auditors

To appoint auditors to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting and to fix their remuneration and to pass the following resolution thereof :

Resolved that B S R & Co., Chartered Accountants (Firm registration number 101248W), be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Annual General Meeting to the conclusion of the next Annual General Meeting on such remuneration as may be determined by the Board of Directors in consultation with the Auditors, and the remuneration may be paid on a progressive billing basis to be agreed between the Auditors and the Board of Directors.

Special business

Item no. 9 – Appointment of R. Seshasayee as a Director, liable to retire by rotation

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution

Resolved that R. Seshasayee, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

Item no. 10 – Appointment of Ravi Venkatesan as a Director, liable to retire by rotation

To consider and, if thought fit, to pass with or without modification(s), the following resolution as an ordinary resolution

Resolved that Ravi Venkatesan, be and is hereby appointed as a Director of the Company, liable to retire by rotation.

Item no. 11 – Appointment of S. Gopalakrishnan as Whole-time Director

To consider and, if thought fit, to pass with or without modification(s), the following as an ordinary resolution :

Resolved that pursuant to the provisions of Section(s) 269, read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), approval of the Company be and is hereby accorded to the appointment of S. Gopalakrishnan, as Whole-time Director of the Company for a period of five years, with effect from August 21, 2011 (subject to the retirement policy applicable to the Board of Directors of the Company) on the terms and conditions as stated in the explanatory statement and on the remuneration set out below :

1. Salary per month : ₹2,90,550 in the scale of ₹2,75,000 to ₹6,00,000.
2. Bonus : Up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors ('the Board').
3. Company performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
4. Individual performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
5. Perquisites and allowances :
    a. Housing : Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per Income Tax Rules, 1962.
    b. Medical reimbursement / allowance : Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
    c. Leave travel concession / allowance : For self and family once in a year, as decided by the Board from time to time.
    d. Club fees : Fees payable subject to a maximum of two clubs.
    e. Provision for driver / driver's salary allowance : As per the rules of the Company.
    f. Personal accident insurance : As per the rules of the Company.
6. Other benefits :
    a. Earned / privilege leave : As per the rules of the Company.
    b. Company's contribution to provident fund and superannuation fund : As per the rules of the Company.
    c. Gratuity : As per the rules of the Company.
    d. Encashment of leave : As per the rules of the Company.
    e. Company car and telephone : Use of the Company's car and telephone at the residence for official purposes, as per the rules of the Company.

Minimum remuneration :

Resolved further that notwithstanding anything herein above stated, where in any financial year closing on and after March 31, 2012, the Company incurs a loss or its profits are inadequate, the Company shall pay to S. Gopalakrishnan the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and S. Gopalakrishnan.

Item no. 12 – Appointment of S. D. Shibulal as Chief Executive Officer and Managing Director

To consider and, if thought fit, to pass with or without modifications, the following as an ordinary resolution :

Resolved that pursuant to the provisions of Section(s) 269 read with Schedule XIII, and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), approval of the Company be and is hereby accorded to the appointment of S. D. Shibulal, as Chief Executive Officer and Managing Director of the Company for a period of five years, with effect from August 21, 2011 (subject to the retirement policy applicable to the Board of Directors of the Company) on the terms and conditions as stated in the explanatory statement and on the remuneration set out below :

1. Salary per month : ₹2,90,550 in the scale of ₹2,75,000 to ₹6,00,000.
2. Bonus : Up to a maximum of 20% of the salary, payable quarterly or at other intervals, as may be decided by the Board of Directors (Board).
3. Company performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
4. Individual performance linked incentive : Payable quarterly or at other intervals, as may be decided by the Board.
5. Perquisites and allowances :
   a. Housing : Furnished / unfurnished residential accommodation or house rent allowance up to 10% of the salary in lieu thereof. The expenditure incurred by the Company on gas, electricity, water and furnishings, if any, shall be valued as per the Income Tax Rules, 1962.
   b. Medical reimbursement / allowance : Reimbursement of actual expenses for self and family and / or allowance will be paid as decided by the Board from time to time.
   c. Leave travel concession / allowance : For self and family once in a year, as decided by the Board from time to time.
   d. Club fees : Fees payable subject to a maximum of two clubs.
   e. Provision for driver / driver's salary allowance : As per the rules of the Company.
   f. Personal accident insurance : As per the rules of the Company.
6. Other benefits :
   a. Earned / privilege leave : As per the rules of the Company.
   b. Company's contribution to provident fund and superannuation fund : As per the rules of the Company.
   c. Gratuity : As per the rules of the Company.
   d. Encashment of leave : As per the rules of the Company.
   e. Company car and telephone : Use of the Company's car and telephone at the residence for official purposes, as per the rules of the Company.

Minimum remuneration :

Resolved further that notwithstanding anything herein above stated, where in any financial year closing on and after March 31, 2012, the Company incurs a loss or its profits are inadequate, the Company shall pay to S. D. Shibulal the remuneration by way of salary, bonus and other allowances not exceeding the limits specified under Para 2 of Section II, Part II of Schedule XIII to the Companies Act, 1956 (including any statutory modifications or re-enactment(s) thereof, for the time being in force), or such other limits as may be prescribed by the Government from time to time as minimum remuneration.

Resolved further that the Board of Directors of the Company be and are hereby authorized to vary, alter or modify the different components of the above-stated remuneration as may be agreed to by the Board of Directors and S. D. Shibulal.

Item no. 13 – Change in the name of the Company

To consider and, if thought fit, to pass with or without modifications, the following as a special resolution :

Resolved that subject to the approval of the Central Government under Section 21 and other applicable provisions, if any, of the Companies Act, 1956, the name of the Company be changed from Infosys Technologies Limited to Infosys Limited and that the name of the Company shall be Infosys Limited with effect from the date of issue of Certificate of Incorporation by the Registrar of Companies, Karnataka, in that behalf, and accordingly, the name Infosys Technologies Limited wherever it occurs in the Memorandum and Articles of Association of the Company be substituted by the name Infosys Limited.

Resolved further that, the Board of Directors be and are hereby authorized to take all necessary steps for giving effect to the aforesaid resolution.

Registered office :
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
April 30, 2011

by order of the Board of Directors
for Infosys Technologies Limited

K. Parvatheesam
Company Secretary

Notes

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE IN THE MEETING AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY.
2. The instrument appointing the proxy must be deposited at the registered office of the Company not less than 48 hours before the commencement of the meeting.
3. Members / proxies should bring duly filled Attendance Slips sent herewith to attend the meeting.
4. The Register of Directors' Shareholding, maintained under Section 307 of the Companies Act, 1956, will be available for inspection by the members at the AGM.
5. The Register of Contracts, maintained under Section 301 of the Companies Act, 1956, will be available for inspection by the members at the registered office of the Company.
6. The Register of Members and Share Transfer Books will remain closed from May 28, 2011 to June 11, 2011 (both days inclusive).
7. The certificate from the Auditors of the Company certifying that the Company's 1998 Stock Option Plan and 1999 Stock Option Plan are being implemented in accordance with SEBI Guidelines, 1999 (Employees Stock Option Scheme and Employees Stock Purchase Scheme), and in accordance with the resolution of the members passed at the general meeting will be available for inspection by the members at the AGM.
8. Subject to the provisions of Section 206A of the Companies Act, 1956, dividend as recommended by the Board of Directors, if declared at the meeting, will be paid on June 13, 2011 to those members whose names appear on the Register of Members as on May 27, 2011.
9. Members whose shareholding is in the electronic mode are requested to direct change of address notifications and updates of savings bank account details to their respective depository participants. Members are encouraged to utilize the Electronic Clearing System (ECS) for receiving dividends.
10. Members are requested to address all correspondence, including dividend matters, to the Registrar and Share Transfer Agents, Karvy Computershare Private Limited, Plot No. 17 to 24, Near Image Hospital, Vittalrao Nagar, Madhapur 414, Hyderabad 500081, India.
11. Members wishing to claim dividends, which remain unclaimed, are requested to correspond with K. Parvatheesam, Company Secretary, at the Company's registered office. Members are requested to note that dividends not encashed or claimed within seven years from the date of transfer to the Company's Unpaid Dividend Account, will, as per Section 205A of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.
12. Infosys is concerned about the environment and utilizes natural resources in a sustainable way. Recently, the Ministry of Corporate Affairs (MCA), Government of India, through its Circular Nos. 17 / 2011 and 18 / 2011, dated April 21, 2011 and April 29, 2011 respectively, has allowed companies to send official documents to their shareholders electronically as part of its green initiatives in corporate governance.

    Recognizing the spirit of the circular issued by the MCA, we henceforth propose to send documents like the Notice convening the general meetings, Financial Statements, Directors' Report, Auditors' Report, etc to the email address provided by you with your depositories.

    We request you to update your email address with your depository participant to ensure that the annual report and other documents reach you on your preferred email.

Explanatory statement under Section 173 (2) of the Companies Act, 1956

Item no. 9

R. Seshasayee was co-opted as an Additional Director of the Company with effect from January 13, 2011, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the Company. R. Seshasayee holds office of Director up to the date of the Annual General Meeting. The Company has received notice in writing from a member along with a deposit of ₹500/- proposing the candidature of R. Seshasayee for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the Directors of the Company other than R. Seshasayee is interested or concerned in the resolution.

The Board accordingly recommends the resolution as set out in Item no. 9 of the Notice for approval of the members.

Item no. 10

Ravi Venkatesan was co-opted as an Additional Director of the Company with effect from April 15, 2011, pursuant to Section 260 of the Companies Act, 1956, read with Article 114 of the Articles of Association of the Company. Ravi Venkatesan holds office of Director up to the date of the Annual General Meeting. The Company has received notice in writing from a member along with a deposit of ₹500/- proposing the candidature of Ravi Venkatesan for the office of Director under the provisions of Section 257 of the Companies Act, 1956. None of the Directors of the Company other than Ravi Venkatesan is interested or concerned in the resolution.

The Board accordingly recommends the resolution as set out in Item no. 10 of the Notice for approval of the members.

Item no. 11

The members of the Company at their meeting held on June 22, 2007 approved the appointment of S. Gopalakrishnan as Chief Executive Officer and Managing Director of the Company for a period of five years commencing June 22, 2007.

However, pursuant to the leadership succession changes announced by the Board on April 30, 2011, it is proposed to appoint S. Gopalakrishnan as the Whole-time Director (with the designation, Executive Co-Chairman of the Board) with effect from August 21, 2011. Accordingly, S. Gopalakrishnan will relinquish the office of Chief Executive Officer and Managing Director on August 20, 2011.

The appointment as Whole-time Director is subject to the approval of members. The terms and conditions of his appointment are as follows :

1. Period of appointment : Five years beginning August 21, 2011 and ending on August 20, 2016, subject to the retirement policy applicable to the Board of Directors of the Company.
2. Details of remuneration : As provided in the resolution.
3. The agreement, executed between the Company and S. Gopalakrishnan, may be terminated by either party by giving six months notice in writing of such termination.
4. S. Gopalakrishnan shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors.

The resolution seeks the approval of the members in terms of Section 269 read with Schedule XIII and other applicable provisions of the Companies Act, 1956 for the appointment of S. Gopalakrishnan as the Whole-time Director of the Company for a period of five years commencing from August 21, 2011.

No director, except S. Gopalakrishnan, is interested or concerned in the appointment and remuneration payable to S. Gopalakrishnan as Whole-time Director.

The terms of appointment of S. Gopalakrishnan, as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board with respect to the appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of the Annual General Meeting.

The Board accordingly recommends the resolution as set out in Item no. 11 for approval of the members.

Item no. 12

The members of the Company at their meeting held on June 22, 2007 approved the appointment of S. D. Shibulal as Whole-time Director of the Company for a period of five years commencing January 10, 2007.

The Board of Directors at their meeting held on April 30, 2011, resolved to appoint S. D. Shibulal as the Chief Executive Officer and Managing Director of the Company, commencing August 21, 2011.

The appointment is subject to the approval of members. The terms and conditions of his appointment are as follows :

1. Period of appointment : Five years beginning August 21, 2011 and ending on August 20, 2016, subject to the retirement policy applicable to the Board of Directors of the Company.
2. Details of remuneration : As provided in the resolution.
3. The agreement, executed between the Company and S. D. Shibulal, may be terminated by either party by giving six months notice in writing of such termination.
4. S. D. Shibulal shall perform such duties as shall from time to time be entrusted to him, subject to the superintendence, guidance and control of the Board of Directors and he shall perform such other duties as shall from time to time be entrusted to him by the Board of Directors.

The resolution seeks the approval of the members in terms of Section 269, read with Schedule XIII and other applicable provisions of the Companies Act, 1956 for the appointment of S. D. Shibulal as the Chief Executive Officer and Managing Director of the Company for a period of five years commencing August 21, 2011.

No director, except S. D. Shibulal, is interested or concerned in the appointment and remuneration payable to S. D. Shibulal as the Chief Executive Officer and Managing Director.

The terms of appointment of S. D. Shibulal, as stated in this notice, may be treated as the abstract under Section 302 of the Companies Act, 1956. The copies of relevant resolutions of the Board in respect of the appointment is available for inspection by members at the registered office of the Company during working hours on any working day till the date of the Annual General Meeting.

The Board accordingly recommends the resolution as set out in Item no. 12 for approval of the members.

Item no. 13

The Board of Directors at their meeting held on April 30, 2011 decided to change the name of the Company from Infosys Technologies Limited to Infosys Limited.

Infosys provides comprehensive business solutions that leverage technology and domain expertise to help its clients gain market differentiation and competitive advantage. Infosys' comprehensive offerings include business and technology consulting, custom application and development, maintenance and production support, infrastructure management, package enabled consulting and implementation, product engineering solutions and product lifecycle management, systems integration, re-engineering, independent validation, and business process management as well as newer solutions such as cloud strategy adoption and Software as a Service (SaaS).

Infosys has operations in more than 30 countries and is a well-known brand. Today, the group is known by the brand 'Infosys' across all the stakeholders and general public.

Also, the Board believes that use of the word, 'Technologies', is restrictive for the kind of business the Company is pursuing today, when it is playing the role of a transformation partner for most of its global clients. The Company is also playing a larger role as a systems integrator by globally aligning with hardware, products and software players.

In order to reflect the brand name and represent the group's activities, the Board recommends the change of the Company's name to 'Infosys Limited'.

This decision will henceforth see all our business segments to be referred by the Company name 'Infosys'. This business decision regarding the change in the Company name is part of our branding strategy for the Infosys Group. This does not, in any way, mean a change in constitution / control / management of the Company.

None of the Directors is in any way interested or concerned in the proposal. The Board accordingly recommends the resolution as set out in Item no. 13 for approval of the members.

Registered office :
Electronics City
Hosur Road
Bangalore 560 100
India

Bangalore
April 30, 2011

by order of the Board of Directors
for Infosys Technologies Limited

Parvatheesam

K. Parvatheesam
Company Secretary

Additional information on directors recommended for re-appointment



Srinath Batni

Profile and expertise in specific functional areas

Srinath Batni was inducted as a member of the Board of Directors of Infosys in May 2000. He is responsible for Delivery Excellence at Infosys.

Srinath is also a Director on the Board of Infosys Technologies (China) Company Limited, Infosys Technologies (Shanghai) Company Limited and Infosys (Australia) Pty. Limited.

Srinath joined Infosys in June 1992 as Project Manager and since held several management positions. Before joining Infosys, he worked as a Project Manager for the Indian subsidiary of a leading French company (since 1990). Prior to that, he was responsible for implementing production management and materials management systems at one of India's leading public sector heavy engineering and manufacturing companies (since 1980).

Srinath received a Bachelor's degree in Mechanical Engineering from Mysore University in 1975 and a Master's degree in Mechanical Engineering from the Indian Institute of Science, Bangalore, in 1979.

Companies (other than Infosys) in which Srinath Batni holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys Technologies (China) Company Limited	None
	Member of Board committees
Infosys Technologies (Shanghai) Company Limited	None
Infosys Technologies (Australia) Pty. Limited	

Shareholding in the Company

Srinath Batni holds 5,89,847 equity shares of the Company.



Sridar A. Iyengar

Profile and expertise in specific functional areas

Sridar A. Iyengar is an independent mentor investor in early stage entrepreneurs and companies. For more than 35 years, he has worked in the U.K., U.S. and India with a large number of companies at all stages such as growth and globalization. He has been advising them on strategic issues.

Sridar A. Iyengar is the President of the Foundation for Democratic Reforms in India, a US-based non-profit organization. He is also an advisor to several venture and private equity funds.

He was previously a senior partner with KPMG in the U.S. and U.K. and served for three years as Chairman and CEO of KPMG's operations in India.

Sridar A. Iyengar has a Bachelor of Commerce (Hons) degree from the University of Calcutta and is a Fellow of the Institute of Chartered Accountants in England and Wales.

Companies (other than Infosys) in which Sridar A. Iyengar holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys BPO Limited	ICICI Bank Limited
ICICI Bank Limited	*Audit Committee*
Rediff.com India Limited	Rediff.com India Limited
Mahindra Holidays and Resorts India Limited	*Audit Committee*
OnMobile Global Limited	CL Educate Limited
	Audit committee
CL Educate Limited	**Member of Board committees**
ICICI Prudential Life Insurance Company Limited	Infosys BPO Limited
	Audit committee
Cleartrip Travel Services Private Limited	Mahindra Holidays and Resorts India Limited
AverQ Inc.	*Audit Committee*
Kovair Software Inc.	
Rediff Holdings Inc.	
American India Foundation Inc.	
Cleartrip Inc.	

Shareholding in the Company

Sridar A. Iyengar does not hold any shares of the Company.



Deepak M. Satwalekar

Profile and expertise in specific functional areas

Deepak M. Satwalekar was the Managing Director and CEO of HDFC Standard Life Insurance Company Limited between 2000 and 2008. Before that, he served as the Managing Director of Housing Development Finance Corporation (HDFC) since 1993. He has been a consultant to the World Bank, the Asian Development Bank, the United States Agency for International Development (USAID), and the United Nations Centre for Human Settlements (HABITAT).

Deepak is a recipient of the 'Distinguished Alumnus Award' from the Indian Institute of Technology, Bombay. He is on the Advisory Council of IIT, Bombay and has been a member and chairman of several expert groups related to industry, government and the Reserve Bank of India.

Deepak obtained a Bachelor's degree in Technology from IIT, Bombay and a Master's degree in Business Administration from the American University, Washington DC.

Companies (other than Infosys) in which Deepak M. Satwalekar holds directorship and committee memberships

Directorships	Chairperson of Board committees
Franklin Templeton Asset Management India Private Limited	Piramal Healthcare Limited
Asian Paints (India) Limited	*Investor Grievance Committee*
Piramal Healthcare Limited	**Member of Board committees**
Germinait Solutions Private Limited	The Tata Power Company Limited
The Tata Power Company Limited	*Audit Committee*
IL&FS Transportation Networks Limited	
National Stock Exchange of India Limited	
Indian Institute for Human Settlements	

Shareholding in the Company

Deepak Satwalekar holds 56,000 equity shares of the Company.



Dr. Omkar Goswami

Profile and expertise in specific functional areas

Dr. Omkar Goswami is the Founder and Chairman of CERG Advisory Private Limited (CERG is the acronym for the Corporate and Economic Research Group).

A professional economist, Dr. Goswami completed his Master's in Economics from the Delhi School of Economics in 1978 and his D. Phil (Ph.D) from Oxford in 1982. He taught and conducted research for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

In March 1997 he moved away from formal academics to become the editor of *Business India*, one of the country's most prestigious business magazines. From August 1998 to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry – India's premier apex industry organization.

Dr. Goswami has served on several government committees. He was the chairman of the Committee on Industrial Sickness and Corporate Restructuring in 1993, which recommended the revamping of India's bankruptcy laws and procedures; member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Rakesh Mohan Committee on Railway Infrastructure Reform; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship; the N. R. Narayana Murthy Committee on Corporate Governance instituted by SEBI, among others.

Dr. Goswami has been a consultant to the World Bank, the IMF, the Asian Development Bank and the OECD.

Other than his regular columns for newspapers and magazines, Dr. Goswami has authored three books and over 70 research papers on economic history, industrial economics, public sector, bankruptcy laws and procedures, economic policy, corporate finance, corporate governance, public finance, tax enforcement and legal reforms.

Companies (other than Infosys) in which Dr. Omkar Goswami holds directorship and committee memberships

Directorships	Chairperson of Board committees
CERG Advisory Private Limited	Dr. Reddy's Laboratories Limited
Dr. Reddy's Laboratories Limited	*Audit Committee*
Infrastructure Development Finance Company Limited	Cairn India Limited
Crompton Greaves Limited	*Investor Grievance Committee*
DSP BlackRock Investment Managers Private Limited	Crompton Greaves Limited
Ambuja Cements Limited	*Audit Committee*
Cairn India Limited	**Member of Board committees**
Godrej Consumer Products Limited	Infrastructure Development Finance Company Limited
Max New York Life Insurance Company Limited	*Audit Committee*
Avantha Power and Infrastructure Limited	*Investor Grievance Committee*
Max India Limited	Cairn India Limited
	Audit Committee
	Godrej Consumer Products Limited
	Audit Committee

Shareholding in the Company

Dr. Omkar Goswami holds 12,300 equity shares of the Company.



R. Seshasayee

Profile and expertise in specific functional areas

A Chartered Accountant by profession, R. Seshasayee started his career with Hindustan Lever Limited in 1971. Currently, he is the Executive Vice Chairman of Ashok Leyland Limited. Seshasayee was the Managing Director of Ashok Leyland from April 1998 to March 2011.

As the Managing Director, Seshasayee spearheaded the drive for growth and development of Ashok Leyland. The company registered a turnover of US$ 1.61 billion in 2009-2010 and has one of the most comprehensive product portfolios in the medium and heavy commercial vehicle segment. Under Seshasayee's leadership, Ashok Leyland has maintained its unbroken track record of profitability, and expanded its global footprint. He has been the Chairman of IndusInd Bank since July 2007. On the National Council of Confederation of Indian Industry (CII) for over twenty years, he was the National President of CII from 2006-2007. He was the President of the Society of Indian Automobile Manufacturers, the apex body representing the automobile industry of India from 2001-2003.

Seshasayee has served on several government committees, including the J. J. Irani Committee on Company Law. He is a member of the Board of Trade, an advisory body on policies relating to trade and commerce. He was also a member of the government delegation to the Doha Ministerial Round of the World Trade Organization (WTO) in 2001 and the Hong Kong Ministerial in 2005.

Seshasayee has been part of several professional committees such as the Accounting Standards Board and the Research Committees of the Institute of Chartered Accountants of India.

Seshasayee was also a director on the Boards of various companies, including ICICI Bank. He is also associated with several charitable, educational, cultural and social welfare organizations, including the Indian Cancer Institute.

Companies (other than Infosys) in which R. Seshasayee holds directorship and committee memberships

Directorships	Chairperson of Board committees
Ashok Leyland Limited	None
Ashley Airways Limited	Member of Board committees
Ashley Alteams India Limited	Ashok Leyland Limited
Hinduja Foundries Limited	*Investors Grievance Committee*
IndusInd Bank Limited	Hinduja Foundries Limited
Hinduja Automotive Limited, U.K.	*Investors Grievance Committee*
Ashok Leyland Nissan Vehicles Limited	
Hinduja Group India Limited	
Hinduja Leyland Finance Limited	
Hinduja National Power Corporation Limited	
Irizar TVS Limited	
Nissan Ashok Leyland Technologies Limited	
Nissan Ashok Leyland Powertrain Limited	
Optare plc., U.K.	
Ashok Leyland Defense Systems Limited	

Shareholding in the Company

R. Seshasayee does not hold any equity shares of the Company.



Ravi Venkatesan

Profile and expertise in specific functional areas

Ravi Venkatesan was the Chairman of Microsoft India and was responsible for Microsoft's marketing, operational and business development efforts in the country.

Prior to joining Microsoft, Ravi Venkatesan worked for over seventeen years with Cummins Inc., a US-based designer, manufacturer and distributor of engines and related technologies. He served in various leadership capacities at Cummins including Chairman of Cummins India Limited and Managing Director of Tata Cummins Limited, a joint venture between Cummins Inc. and Tata Motors. His biggest contribution at Cummins was leading the transformation of Cummins in India into a major provider of power solutions and the largest manufacturer of automotive engines in the country.

Ravi Venkatesan has a B.Tech in Mechanical Engineering from the Indian Institute of Technology, Bombay (1985), an MS in Industrial Engineering from Purdue University (1986) and a MBA from Harvard University (1992) where he was a Baker Scholar. Ravi Venkatesan was awarded Purdue University's Outstanding Industrial Engineer award for the year 2000 and the Distinguished Alumnus award by the Indian Institute of Technology, Bombay in 2003.

Ravi Venkatesan is a member of the Executive Council of NASSCOM, the Confederation of Indian Industry (CII), was a Director on the Board of Thermax Ltd. and a member of the Advisory Council of the Indian Institute of Technology, Bombay and IIIT, Bangalore. He has contributed frequently to the *Harvard Business Review* and some of his articles include *Strategic Sourcing – to Make or Not to Make* and *The Strategy that Wouldn't Travel*.

Companies (other than Infosys) in which Ravi Venkatesan holds directorship and committee memberships

Directorships	Chairperson of Board committees
None	None
	Member of Board committees
	None

Shareholding in the Company

Ravi Venkatesan holds 110 equity shares of the Company.



S. Gopalakrishnan

Profile and expertise in specific functional areas

S. Gopalakrishnan (Kris) is one of the founders of Infosys Technologies Limited. In 1981, Kris, along with N. R. Narayana Murthy and five others, founded Infosys Technologies Limited. His initial responsibilities included the management of design, development, implementation, and support of information systems for clients in the consumer products industry in the U.S.

Between 1987 and 1994, Kris headed the technical operations of KSA / Infosys (a joint venture between Infosys and KSA in Atlanta, U.S.) as Vice President (Technical). In 1994, Kris returned to India and was appointed Deputy Managing Director of Infosys.

On June 22, 2007, Kris was appointed the CEO and Managing Director of Infosys. Kris previously served as the Chief Operating Officer (April 2002), and as the President and Joint Managing Director (August 2006). His responsibilities included customer services, technology, investments, and acquisitions.

Kris is recognized as a global thought leader. He was selected in Thinkers 50, an elite list of global business thinkers compiled by Des Dearlove and Stuart Crainer, in association with the IE Business School, Madrid, and the London Business School's Management Innovation Lab.

Kris is the Chairman of the Confederation of Indian Industry (CII) Southern Regional Council and serves on the Board of Governors at the Indian Institute of Management (IIM), Bangalore. Kris is also the Chairman of the Indian Institute of Information Technology and Management (IIITM), Kerala, and the Vice Chairman of the Board of Information Technology Education Standards (BITES) set up by the Karnataka Government. He is a member of ACM, IEEE and IEEE Computer Society.

In January 2011, Kris was awarded the Padma Bhushan, the country's third highest civilian honor, by the Government of India.

Kris holds Master's degrees in Physics (1977) and Computer Science (1979) from the Indian Institute of Technology, Madras.

Companies (other than Infosys) in which S. Gopalakrishnan holds directorship and committee memberships

Directorships	Chairperson of Board committees
None	None
	Member of Board committees
	None

Shareholding in the Company

S. Gopalakrishnan holds 66,56,726 equity shares of the Company.



S. D. Shibulal

Profile and expertise in specific functional areas

S. D. Shibulal (Shibu) is one of the co-founders and a member of the Board of Directors of Infosys Technologies Limited. Shibu has over three decades of IT leadership experience. He has played a pivotal role in the Infosys journey and a seminal role in the evolution of the Global Delivery Model which is now the *de-facto* industry standard for delivery of outsourced IT services.

Shibu started his Infosys journey in 1981 by first spearheading its project management, and then handling client relationships in the North American region for a decade. He followed this with a five-year sabbatical with Sun Microsystems between 1991 and 1996, where he was responsible for designing and implementing their first e-commerce application amongst other creditable contributions. In 1997, on his return to Infosys, Shibu established and headed the Internet Consultancy practice. He moved on to serve several leadership roles at the group level, firstly as the Worldwide Head of Customer Delivery and later as Group Head, Worldwide Sales and Customer Delivery. Over the years, Shibu has been known to foster innovation, leadership, teamwork and work values within the organization.

On June 22, 2007, Shibu took over from S. Gopalakrishnan as Chief Operating Officer and has been serving this role since. His focus has been on increasing competitiveness, improving customer experience, improving employee engagement and increasing the depth of services.

Shibu received a Master's degree in Physics from the University of Kerala and an MS in Computer Science from the University of Boston. He is a member of several international forums, such as the Seoul International Business Advisory Council (SIBAC), the International Board of Foundation, Globethics.net, the Global Corporate Governance Forum's Private Sector Advisory Group, the International Advisory Board, Boston University and the Metropolitan College Dean's Advisory Board, Boston University.

Companies (other than Infosys) in which S. D. Shibulal holds directorship and committee memberships

Directorships	Chairperson of Board committees
Infosys BPO Limited	None
Infosys Consulting, Inc.	**Member of Board committees**
Infosys Technologies (China) Company Limited	Infosys BPO Limited *Audit Committee*
Infosys Technologies (Sweden) AB	
Infosys Consulting India Limited	
Infosys Public Services Inc.	
Infosys Technologies (Shanghai) Company Limited	

Shareholding in the Company

S. D. Shibulal holds 24,69,711 equity shares of the Company.

Attendance record of the directors seeking appointment / re-appointment

Directors	Number of meetings held	Number of meetings attended
Srinath Batni	5	5
Sridar A. Iyengar	5	5
Deepak M. Satwalekar	5	5
Dr. Omkar Goswami	5	5
R. Seshasayee	1	1
Ravi Venkatesan	–	–
S. Gopalakrishnan	5	5
S. D. Shibulal	5	5

Disclosure in terms of Clause 49 (IV) (G) (ia) of the Listing Agreement

There are no *inter-se* relationships between the Board members.

Infosys®

INFOSYS TECHNOLOGIES LIMITED

Registered Office : Electronics City, Hosur Road, Bangalore 560 100, India

ADDITIONAL INFORMATION AND PRACTICE NOT REQUIRED UNDER THE COMPANIES ACT, 1956

Infosys' Board acknowledges the fact that not all shareholders attend the AGM and even though a proposal may have received the assent of the requisite majority of shareholders present at the AGM, the overall shareholder response to any proposal is not captured or known.

Infosys believes that determining and disclosing the overall shareholder response to the proposals placed before the shareholders in a general meeting is a valuable corporate governance practice. To this end, during the previous eight AGMs, the Company had made available a non-mandatory ballot through the postal system / internet as a channel for all shareholders to informally express their views on the resolutions tabled before the shareholders in the AGM. The non-mandatory ballot has helped the Company assess the general view of the absentee shareholders on the resolutions set out in the Notice.

The non-mandatory ballot through the internet is not in substitution of, or in addition to, your right as a shareholder to vote at the AGM.

The non-mandatory ballot through the internet will not have the force of a legally binding vote and will not be construed as a vote at the AGM. The result of the non-mandatory ballot through the internet will not impact the votes cast at the AGM. For your vote to be valid, ensure that you are present in person or send the nominated proxy in person to attend the AGM.

Please note that regardless of you participating in the non-mandatory ballot through the internet, you as a shareholder are entitled to attend and vote at the AGM or to appoint a proxy to attend the AGM.

The Company has appointed Parameshwar Hegde, Practicing Company Secretary, who in the opinion of the Board is a duly qualified person, as the Scrutinizer for the non-mandatory ballot through the internet. The Scrutinizer will collate all non-mandatory ballots and the results of the same will be disclosed at the AGM proceedings.

INSTRUCTIONS FOR PARTICIPATING IN THE NON-MANDATORY BALLOT THROUGH THE INTERNET

To access the non-mandatory ballot portal, use the following URL :

From Infosys website : www.infosys.com/agm2011

From Karvy website : http://karisma.karvy.com/infosys

HOW TO VOTE

1. Shareholders will have to choose between three modes of holding – holding shares in physical form, holding shares in a demat account with a depository participant connected to National Securities Depository Limited (NSDL) or holding shares in a demat account with a depository participant connected to Central Depository Services (India) Limited (CDSL).
2. Investors having a demat account with a depository participant connected to NSDL : Enter the depository participant identification number (DP ID) and client identification number (Client ID). Example : DP ID – IN302902 and Client ID – 11111111
3. Investors having a demat account with a depository participant connected to CDSL : Enter the 16-digit demat account number. Example : Demat Account Number is 1234567832145678
4. Investors holding shares in physical form : Enter the registered folio number. Example : Folio – ITL000123
5. If valid entry as per step 2, step 3 or step 4 above is done, you will be able to cast your ballot. Cast your ballot by clicking on the check box corresponding to each resolution and make your selection by choosing 'In Favor', 'Against' or 'Abstain' for each resolution. Alternatively, you can also click the SELECT ALL button and cast your ballot.
6. Click the SAVE / NEXT button to preview the options that you had selected in the previous step.
7. Click the SUBMIT button to cast your vote for the online ballot.
8. Investors may cast their non-mandatory ballot only once on a resolution, using a specific demat account. If an investor has multiple demat accounts, he / she will be able to participate in the non-mandatory ballot separately, for each demat account, by using the respective DP ID and Client ID.
9. The portal will be open for voting from June 1, 2011 to June 9, 2011 between 10 a.m. to 5 p.m. IST.